UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-37649

CUSIP NUMBER
NOTIFICATION OF LATE FILING	60365W102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Minim, Inc.
Full Name of Registrant

Former Name if Applicable

848 Elm Street
Address of Principal Executive Office (Street and Number)

Manchester, New Hampshire 03101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Minim, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

As reported in the Company’s Item 4.02 Current Report on Form 8-K filed on August 4, 2022, the Audit Committee of the Company, after consultation with the Company’s management and the Company’s independent accountant, RSM US LLP, concluded that the following financial statements previously filed by the Company with the Securities and Exchange Commission (“Commission”) should no longer be relied upon due to errors in such financial statements relating to the recording and reporting of inventory costing, inventory reserves, and related internal controls (collectively, the “Inventory Costing Errors”):

(1) the fiscal year ended December 31, 2021; and

(2) the fiscal quarter ended March 31, 2022 (collectively, the “Non-Reliance Periods”).

The Company intends to file restated financial statements (the “Restatements”) as of and for the year ended December 31, 2021 in Amendment No. 1 to its Annual Report on Form 10-K/A and for the period ended March 31, 2022 in Amendment No. 1 to its Quarterly Report on Form 10-Q/A (the “Restatement Periods”). The Company expects to file with the SEC the Restatements of the Restatement Periods on or prior to August 22, 2022, which is the first business day following the fifth calendar day after the prescribed due date for the Company’s Quarterly Report on Form 10-Q (the “Quarterly Report”) for the quarter ended June 30, 2022. The Company intends to file the Quarterly Report immediately following the filing of the Restatements.

The Company, as a result of the Restatements, has determined that it had a material weakness in its internal control over financial reporting as of December 31, 2021 and will disclose such material weakness in the Form 10-K/A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mehul Patel	833	966-4646
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Minim, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 4, 2022	By:	/s/ Mehul Patel
Chief Financial Officer